FORM 4                                          U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                        OMB NUMBER:       3235-0362
[ ] Check this box if no longer                                                                       Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                    Estimate average burden
    or Form 5 obligations may                                                                         hours per response..... 0.5
    continue.  See Instructions 1(b)

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                    6. Relationship of Reporting Person to Issuer
                                           or Trading Symbol                                        (Check all applicable)
       Alan P. Goldberg                    Mechanical Technology Incorporated (MKTY)
                                                                                        X   Director                     10% Owner
                                                                                        -----                       -----
                                                                                            Officer (give                Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----        title below)   ----- (specify
                                           Number of Reporting        Month/Year                                           below)
     30 South Pearl Street                 Person (voluntary)
                                                                        4/00            --------------------------------

             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (check Applicable Lines)
Albany          NY          12207                                     (Month/Year)         X  Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form Filed by More than One
                                                                                          --- Reporting Person


                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)    (Instr. 3, 4 and 5)       ially         Direct       Bene-
                                           (Month/                                            Owned at      (D) or       ficial
                                           Day/       Code     V    Amount  (A) or Price      End of        Indirect     Owner-
                                           Year)                            (D)               Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)


Common Stock                               04/05/00   J(1)         2,562(2)(A)     $16.00     902,418(2)    D

Common Stock                                                                                  11,882,433(3) I(4)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)

1  The shares acquired were received as a dividend payment on private equity fund shares held by Mr. Goldberg.  The $16.00 per share price reflected for this transaction refers to the private equity fund's basis in the shares as of the date of transfer.

2  The Company declared a 3 for 1 stock split on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.  This stock split resulted in the reporting person's acquisition of 601,612 additional shares of common stock.

3  The Company declared a 3 for 1 stock split on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.  This stock split resulted in the reporting person's acquisition of 7,921,622 additional shares of common stock.

4  Owned by First Albany Companies, Inc., of which Mr. Goldberg is a member of the Board of Directors.  This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.





FORM 4 (CONTINUED)      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of   2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title          8.Price  9.Number   10.Owner-  11.Na-
  Derivative   sion or    action    tion Code    Derivative    cisable       and Amount      of       of Deriv-   ship       ture
  Security     Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-       Deriv-   ative       Form       of In-
  (Instr. 3)   Price      (Month/                Acquired (A)  ation Date    lying           ative    Secur-      of De-     direct
               of         Day/                   or Disposed   (Month/       Securities      Secur-   ities       rivative   Bene-
               Deriva-    Year)                  of (D)        Day/Year)                     ity      Bene-       Secu-      ficial
               tive                              (Instr. 3,-                  (Instr. 3      (Instr   ficially    rity;      Own-
               Security                          4, and 5)                    and4)          . 5)     Owned       Direct     ership
                                                                                                      at End      (D) or     (Instr
                                                                                    Amount            of          Indi-      . 4)
                                                              Date   Expir-         or                Month       rect (I)
                                                              Exer-  ation   Title  Number            (Instr.     (Instr.
                                                              cisa-  Date           of                4)          4)
                                     Code  V    (A)   (D)     ble                   Shares

Emp. Stock   $20.92(1)  04/01/00     J          30,000(1)  4/1/00 3/31/10  Common 30,000  -0-       30,000      D
Options (Rights to Buy)                                                    Stock

Emp. Stock   $4.17 (2)  04/01/99     J          45,000(2)  4/1/99 3/31/09  Common 45,000  -0-       45,000      D
Options (Rights to Buy)                                                    Stock

Emp. Stock   $1.76 (3)  11/12/98     J          45,000(3) 11/12/98 11/11/08Common 45,000  -0-       45,000      D
Options (Rights to Buy)                                                    Stock




Explanation of Responses:

1  This option was issued on 4/1/00 as 10,000 shares at a purchase price of $62.75 per share.  This report reflects the Company's issuance of the options and the 3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.

2  This option was previously reported as 15,000 shares at a purchase price of $12.50 per share.  This report reflects the Company's
   3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.

3  This option was previously reported as 15,000 shares at a purchase price of $5.29 per share.  This report reflects the Company's
   3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.



**  Intentional misstatements or omissions of facts                       /s/ Alan P. Goldberg                    May 10, 2000
    constitute Federal Criminal Violations.                        -------------------------------------------- ---------------
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                             **Signature of Reporting Person            Date
                                                                             Alan P. Goldberg

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